EX-99.d.5

AMENDMENT NO. 3 TO

EXHIBIT A

TO THE INVESTMENT MANAGEMENT AGREEMENT

          THIS AMENDMENT to Exhibit A to the Investment Management Agreement between DELAWARE GROUP® FOUNDATION FUNDS and DELAWARE MANAGEMENT COMPANY, a series of Delaware Management Business Trust, entered into as of the 1st day of April, 1999 (the “Agreement”), amended as of the 17th day of September, 2008, lists the Portfolios for which the Investment Manager provides investment management services pursuant to the Agreement, along with the management fee rate schedule for each Portfolio and the date on which the Agreement became effective for each Portfolio. This Amendment supersedes any previous amendments to Exhibit A to the Agreement.

Portfolio Name	Effective Date	Management Fee Schedule
		(as a percentage of
		average daily net assets)
		Annual Rate

Aggressive Allocation Portfolio	September 22, 2008	0.65%

Moderate Allocation Portfolio	September 22, 2008	0.65%

Conservative Allocation Portfolio	September 22, 2008	0.65%

Breakpoints applicable to each Portfolio: Fees (as a Percentage of average daily net assets)
Net Asset Level		Annual Rate

Up to $500 million		0.65%
$500 million - $1 billion		0.60%
$1 billion - $2.5 billion		0.55%
Above $2.5 billion		0.50%

DELAWARE MANAGEMENT COMPANY,		DELAWARE GROUP
a series of Delaware Management Business Trust		FOUNDATION FUNDS

By:	MICHAEL J. HOGAN	By:	PATRICK P. COYNE
Name:	Michael J. Hogan	Name: Patrick P. Coyne
Title:	Executive Vice President/Head of Equity	Title:	Chairman/President/Chief
	Investments		Executive Officer

Attest:	CORI E. DAGGETT	Attest:	CORI E. DAGGETT
Name:	Cori E. Daggett	Name:	Cori E. Daggett
Title:	Vice President/Associate	Title:	Vice President/Associate
	General Counsel		General Counsel